PERFORMANCE GRAPH

Comparison of Five–Year Cumulative Total Returns
Performance Graph for
United Bancshares, Inc.

Produced on 02/04/2005 including data to 12/31/2004



$240
$230
$220
$210
$200
$190
$180
$170
$160
$150
$140
$130
$120
$110
$100
$90
$80
$70
$60
$50
232.6
166.4
101.3
12/29/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004

Legend

Symbol	CRSP Total Returns Index for:	03/2001	12/2001	12/2002	12/2003	12/2004
——— ■	United Bancshares, Inc.	100.0	124.5	154.1	215.0	232.6
— — ★	Nasdaq Stock Market (US Companies)	100.0	90.0	62.2	93.1	101.3
- - - - ▲	Nasdaq Bank Stocks SIC 6020–6029, 6710–6719 US & Foreign	100.0	110.4	113.0	145.4	166.4

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year–end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 03/01/2001.